Haynie & Company

Certified Public Accountants
& Management Consultants

September 20, 2019

50 W Broadway
Suite 600
Salt Lake City, UT 84101

801-532-7800

801-328-4461

www.HaynieCPAs.com

Securities and Exchange Commission
100 F Street
Washington, DC 20549

Ladies and Gentlemen:

On September 19, 2019, we were informed that we had been dismissed as the independent registered public accounting firm for First Colombia Development Corp. (the Company).

We have read the Company's disclosure set forth in Item 4.01, "Changes in Registrant's Certifying Accountant" of the Company's Current Report on Form 8-K, and are in agreement with the disclosures in the Current Report, insofar as they pertain to our firm. We have not been requested to, nor are we providing any representations related to the other disclosures included in this Form 8-K.

Sincerely,

Haynie & Company

Haynie & Company